Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information contact:
Fern Lazar/David Carey
Lazar Partners Ltd.
212-867-1768
flazar@lazarpartners.com
dcarey@lazarpartners.com

Given Imaging Wins Patent Infringement Lawsuit in Germany

YOQNEAM, ISRAEL, March 21, 2011 – Given Imaging Ltd. (NASDAQ: GIVN), a world leader in specialty GI products and pioneer of capsule endoscopy, today announced that the Regional Court (Patent Chamber) in Düsseldorf, Germany has ruled that the MiroCam capsule endoscopy system manufactured by IntroMedic of South Korea infringes two patents asserted by Given Imaging.  The court’s rulings allow Given Imaging to prevent IntroMedic’s German distributor, Medwork Medicinal Products and Services GmbH from selling the current model of the MiroCam capsule and MiroView software in Germany.

"We are very pleased that the German court has ruled in favor of Given Imaging in this patent infringement case, which strengthens our competitive position in Germany." said Homi Shamir, president and CEO, Given Imaging. "We will continue to vigorously defend our intellectual property rights worldwide related to our innovative product portfolio.”

Medwork has appealed this ruling.  Separate proceedings attempting to invalidate these patents were initiated by IntroMedic and its German distributor and are pending before the German Federal Patent Court.

About Given Imaging Ltd.
Since 2001, Given Imaging has advanced gastrointestinal visualization by developing state-of-the art, patient-friendly tools based on its PillCam® Platform. PillCam® capsule endoscopy uses miniature video cameras in a capsule, wireless technology, and advanced software to provide physicians with clear images of the small intestine via PillCam® SB and the esophagus through PillCam® ESO. The PillCam® COLON video capsule, which is an investigational device in the U.S., is designed to visualize the colon. Given Imaging's other capsule products include the Agile™ patency capsule, to verify intestinal patency, and Bravo®, the only wireless, catheter-free, 48-hour pH test commercially available for pH testing to assess gastroesophageal reflux disease (GERD). In April 2010, Given Imaging acquired Sierra Scientific Instruments, the leading provider of specialty GI diagnostic solutions and pioneer of high-resolution manometry for assessing gastrointestinal motility. Sierra Scientific is now a wholly-owned subsidiary of Given Imaging. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia, and Hong Kong. For more information, please visit www.givenimaging.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "will," "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) the availability of reimbursement or other forms of funding for our products from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, and (18) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2009. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.